

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2012

Via E-mail
Lisa Washington
Chief Legal Officer
Atlas Energy, L.P.
1845 Walnut Street, 10th Floor
Philadelphia, Pennsylvania 19103

     Re: Atlas Resource Partners, L.P.
            Amendment No. 2 to Registration Statement on Form 10
            Filed December 30, 2011
            File No. 1-35317

Dear Ms. Washington:

We have reviewed your amended filing and letter dated December 30, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   References in this letter to your document or filing include the Form 10 or the information statement filed as exhibit 99.1, as appropriate. Page references and captions are to the information statement, unless the context requires otherwise.

2.   Please provide updated disclosure with each amendment.

3.   We note your response to prior comment 3 from our letter dated December 21, 2011, and we re-issue the comment in part. Please explain why you believe that there is a valid purpose for the spin-off, although the assets to be spun-off have been held for less than a year. Please identify those no-action letters, if any, that support your position.

Alternatively, please represent that Atlas Energy, L.P. will have held the assets for more than one year by the time the spin-off takes effect.

Information Statement Summary, page 9

Our Business, page 9

Overview, page 9

4.   We note that in response to prior comment 5 from our letter dated December 21, 2011 you now present operating income. Please disclose in a footnote to the table how you derive Gas and oil production margin and Partnership management margin for purposes of computing operating income. To the extent these margin amounts represent a non-GAAP measure, please provide the disclosures required by Item 10(e) of Regulation S-K.

5.   In footnotes (5) and (6), you refer to the "...the impact of certain allocations of production revenue to investor partners within our investment partnerships..." and "...the effects of our proportionate share of lease operating expenses associated with certain allocations of production revenue to investor partners within our investment partnerships.", respectively. Please amend your document to explain, if true, that these revenue and expense items are due to the subordination of revenue to your limited partners. Cross reference the relevant risk factor on page 38 and the discussion in Note 9 on page F-33. If this is not the case, please clarify these statements to us.

Organizational Chart, page 17

6.   Please provide a separate organizational chart to show the organizational structure of Atlas Energy, L.P. and its affiliates before the distribution and related transactions. Please ensure that such additional chart and your corporate organizational chart at page 17 include all affiliated entities within the master limited partnership framework of Atlas Energy, L.P., including the general partner of Atlas Energy, L.P. and the other master limited partnerships in which Atlas Energy, L.P. has a limited and/or general partner interest. Highlight in some fashion Atlas Resource Partners, L.P.

Estimated Cash Available for Distributions, page 85

7.   We note your disclosure in footnote 1 to the table of estimated cash available for distribution for the twelve months ended December 31, 2012. With respect to the projected wells to be connected during the twelve months ended December 31, 2012, please quantify the amount of undeveloped reserves expected to be converted to developed reserves and the related volumes to be produced.

Management's Discussion and Analysis of Financial Condition and Results of Operations , page
98

Contractual Obligations and Commercial Commitments, page 116

8.   Please amend your document to comply with Item 1207 of Regulation S-K which
        requires the disclosures related to delivery commitments for fixed and determinable
        quantities of oil or gas in the near future under existing contracts or agreements.

Business, page 121

Natural Gas and Oil Leases, page 129

9.   Item 1208 of Regulation S-K requires the disclosure of the minimum remaining terms of
        leases, if material, and your total gross and net productive wells. Please amend your
        document to comply with Regulation S-K.

Natural Gas and Oil Reserves, page 130

10.   Here and on page 25, you present $4.38/MCF and $79.43/Bbl as the "weighted average
        prices" used for December 31, 2010 proved reserve estimation. These appear to be the
        unweighted average first-day-of-the-month benchmark prices for the 12 months
        preceding fiscal year-end. The average adjusted (weighted) prices from your third party
        reserve report are $4.63/MCF and $72.70/Bbl. Please amend your document to identify
        and disclose these four prices.

11.   We note your statement, "We base these estimated proved natural gas and oil reserves
        and future net revenues of natural gas and oil reserves upon reports prepared by Wright &
        Company, Inc." Comparison between your 2010 standardized measure (page F-38) and
        the "Grand Summary – Total Proved" page of Wright's supplemental report indicate the
        "Future cash inflows" are noticeably larger than the figures for "Total Revenue" and
        "Future production costs" are noticeably larger than total production costs (sum of
        production tax, net operating expense and transmission/compression). Please explain
        these differences to us and amend your document to modify your standardized measure
        disclosure if it is appropriate.

12.   Item 1202(a)(7) of Regulation S-K requires the disclosure of the internal controls you use
        in the estimation of your disclosed reserves and the qualifications of the (in-house)
        technical person primarily responsible for overseeing the preparation of the reserves
        estimates by your third party engineer. Please amend your document to comply with
        Regulation S-K.

Proved Undeveloped Reserves ("PUDS"), page 132

13.   We note the negative revision for 2010 proved undeveloped reserves – "approximately
        34.5 Bcfe in PUDs primarily due to changes in commodity prices." – even though the
        2010 prices (page 130) are higher than those for the prior year. We also note a similar
        statement in footnote (4) on page F-37. Please explain the circumstances for this
        retrograde reserve movement to us.

Management, page 140

Board of Directors and Officers of Our General Partner Following the Separation, page 140

14.   We note your response to prior comment 9 from our letter dated December 21, 2011, and
        your disclosure at page 147 that Atlas Energy GP, LLC is Atlas Energy, L.P.'s general
        partner. Please also provide such information in the biographical information in this
        section where you reference Atlas Energy GP, LLC.

15.   You disclose that nominees for election to the board of directors of your general partner
        will be presented to the sole equity holder of your general partner, Atlas Energy, L.P. In
        this regard, we note that in Atlas Energy, L.P.'s Form 10-K for the fiscal year ended
        December 31, 2010, Atlas Energy discloses that as a result of the AHD Transactions,
        Atlas Energy owns its general partner, and Atlas Energy's unitholders will thus elect the
        board of directors of Atlas Energy's general partner. Please disclose this fact and provide
        risk factor disclosure for any remaining risks that are material.

Executive Compensation, page 147

16.   We note your response to prior comment 8 from our letter dated December 21, 2011, and
        your reference to executive compensation disclosure in Atlas Energy, L.P.'s annual report
        on Form 10-K for the fiscal year ended December 31, 2010 with respect to only two of
        the individuals serving as executive officers of your general partner. Please provide the
        disclosure contemplated by Item 402 of Regulation S-K regarding each of the officers of
        your general partner, or tell us why you do not believe that such disclosure is required.
        Please refer to the Regulation S-K Compliance and Disclosure Interpretation 217.01. In
        addition, please provide the compensation disclosure for the fiscal year ended December
        31, 2011. Please also tell us why you have not explicitly incorporated by reference the
        relevant executive compensation disclosure from Atlas Energy, L.P.'s annual report on
        Form 10-K.

17.   With a view toward disclosure, please tell us whether Atlas Energy, L.P. or its affiliates
        allocated in 2011 any portion of the compensation of your general partner's directors and
        executive officers with respect to the exploration and production and partnership
        management businesses that are being transferred to you in connection with the spin-off.
        In this regard, we note in an October 17, 2011 conference call with analysts to discuss the
        formation of Atlas Resource Partners, Edward Cohen introduced Matt Jones as the head

of your E&P Division. We also note your disclosure at page 39 that the transferred business was not managed as a separate business segment.

Exhibit 99.2

18.   Please file a third party reserve report that includes:

- The assumptions, data, methods and procedures used;
- A statement that such assumptions, data, methods, and procedures are appropriate for the purpose served by the report;
- A discussion of primary economic assumptions including the origin and treatment of:
  - Average benchmark prices;
  - Average adjusted prices used to estimate reserves;
  - Production costs including production overhead; and
  - Capital costs;
- A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
- A discussion regarding the inherent uncertainties of reserves estimates; and
- The qualifications of the technical person primarily responsible for estimating the disclosed reserves.

Refer to Items 1202(a)(7) and 1202(a)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
David K. Lam
Wachtell, Lipton, Rosen & Katz